6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

March 13, 2008

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SEC Letter Dated February 4, 2008
SearchHelp, Inc. (the “Company”)
File No. 1-31590

Dear Mr. Spirgel:

Again we would like to thank you and your staff for the assistance, both written and via conference call, to better understand our compliance with the disclosure requirements and in assisting us in the enhancement our filings. We have reviewed the above-referenced letter and as discussed in subsequent telephone conversations with Sharon Virga, Staff Accountant, below is our detailed response to your comments; each response being keyed to the numbered comment in the above referenced letter:

Form 10-KSB for the Year Ended December 31, 2006

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(b) Revenue Recognition, page F-8

1.
We note your response to comments 6 and 8. In order to further evaluate the appropriateness of your revenue recognition accounting policy, tell us in detail the nature and terms of your relationship with both your distributors and retailers. In your response address, among other factors, the following:

•	Does the distributor act as a principal or as an agent in your relationship with you?

In order to properly reply to your comments regarding the appropriateness of our revenue recognition policy, specifically as it relates to our relationship with and sales to one of our distributors, Management undertook an exhaustive review of our contract with that distributor and all four (4) transactions during the period under review. We believe that the distributor acts as a principal in their relationship with us.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

•	Who do you consider your customer, the retailer or the distributor?

We consider the retailer to be our customer because the distributor would only place major orders with us only after obtaining orders from retailers. Additionally, we have made sales calls directly to retailers, along with our distributor and would be required to accept the retailer’s terms, packaging and shipping requirements, all of which flow through the distributor.

•	Do you bill the retailer or the distributor?

We bill the distributor.

•	What is the nature of the service the distributor provides to you?

The distributor provides us with aggregation services. Major retailers will not deal directly with small software publishers because they would be inundated with the administration of having to manage thousands of individual vendors. Therefore if the software is selected by the retailer’s buyer, the retailer requires that small companies deal with their designated aggregators. The aggregators act to consolidate many vendors into one vendor for the retailer to place orders from and make payments to. The aggregators in turn place orders with the software publishers, manage billing and payments from the retailers and promote products to the retailer’s software buyer.

•	How do you compensate the distributor?

Product is sold to this distributor at a 10% to 20% discount to the retailer’s wholesale price. This discount varies based on the retailer. The distributor earns the spread in the price. Other distributors require a fixed monthly aggregation services fee in addition to mark up.

•	Do you ship directly to the retailer?

Any sales made through our distributor are shipped to the distributor’s warehouse. Sales made directly to retailers are shipped directly to the retailer.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

•	What are the credit terms and the return policy?

The following are the credit terms from the contract with the distributor related to the sales in question:

Payment shall be made on actual sales as reported to Distributor by its POS Accounts, less POS Account returns, within thirty (30) days after the end of each calendar month. As used herein “POS Accounts” means those Accounts which report their sales to Distributor substantially simultaneously with the time they are made and “Non-POS” Accounts means all other Accounts not defined as POS Accounts. Distributor shall pay Publisher the Distributor Net Cost for all Products shipped to Non-POS Accounts, less a reasonable reserve (not to exceed twenty five percent (25%)) for returns to be liquidated on a rolling nine-month basis, within thirty (30) days after the end of each calendar month.

It should be noted that at the time of the contract signing and delivery of the first orders, Management believed that the products ordered were being sold to Non-POS accounts of the distributor.

The following is the return policy from the contract with the distributor related to the sales in question:
Distributor shall have the right to return to Publisher for full unit credit any Product(s) (i) that it receives from Publisher and that is damaged or otherwise defective at the time of receipt or (ii) that is returned to Distributor by any Account or other end user because such Product is incomplete or otherwise defective for any reason (collectively, “Defective Products”). Distributor shall notify Publisher of its intent to return any such Defective Products. Upon receipt of such notice, Publisher will issue to Distributor a Return Merchandise Authorization (RMA) that contains specific shipping instructions for the applicable Defective Products; provided, however, that Publisher shall have the right to request that Distributor destroy for full unit credit any or all Defective Products. If Distributor authorizes any Account(s) to destroy any Defective Products in the field then Distributor shall receive full unit credit for such Products as though they had been returned to Publisher. Distributor shall also have the right to return to Publisher for full unit credit all Overstock Products provided that Publisher has issued an RMA for such Products. As used herein, “Overstock Products” means any Product(s) returned to Distributor from any Account which is not a Defective Product. Publisher shall issue a RMA to Distributor within five (5) business days of Distributor’s request therefor. Publisher shall pay freight charges for the return of all Defective Products and/or Overstock Products.  Notwithstanding the foregoing, Distributor (or an Account acting on its behalf) shall have the right to destroy in field any or all Defective and/or Overstock Products. If Distributor or any Account(s) destroys any Defective Products in the field, then Distributor shall receive full unit credit for such Products as though they had been returned to Publisher. Distributor shall have no obligation to pay Publisher for any Overstock or Defective Products destroyed in field by any Account.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

•	Your basis for originally recording a 25% reserve for returns privileges and the subsequent increase to 40%.

Our estimate of future returns, as discussed in paragraph 8 of FAS 48, was based on our history to date, at that time, as well as the contractual terms of the reserve held by the distributor for such returns as stated above. At the time, the Company believed that it acted prudently and conservatively in interpreting and administering the provisions of FAS 48 and SAB 101, as amended, as it related to this distributor’s contract because the sales were made Non-POS accounts. Our auditors agreed with our assessment and the Company set up a reserve for returns and recorded the net revenue from said sales. After the Company was informed by the distributor of their intent to return products under the contract, Management felt that increasing the reserve for any remaining product sold to that distributor would be prudent.

•
You indicate in your response that your normal return policy grants the vendor the right to return any product that is damaged or defective at the time of receipt, or returned to the vendor by the end user because such product is incomplete or otherwise defective for any reason. It appears to us that a 25% and 40% reserve for this type of return policy appears excessive. In that regard, tell us whether you accept return of products from your customers under other circumstances.

Our normal return policy grants the vendor the right to return, for full unit credit, any product that (i) is damaged or otherwise defective at the time of receipt or (ii) is returned to the vendor by an end user because such product is incomplete or otherwise defective for any reason. However, this particular distributor’s contract contained return rights over and above our normal policy. Management was unaware of this clause when it initially determined that these sales met the FAS 48 criteria. Return rights of this nature are similar to sales on a consignment basis from which revenue is recognized only when the product is sold to the end user. We typically do not accept returns outside our return policy for non consignment sales, but reserve the right to do so on an individual sale if circumstances surrounding the transaction are in the Company’s favor.

•
We note that you had an account receivable balance of $250,085 at December 31, 2006, revenues of $276,014 for the nine months ended September 30, 2007 and an account receivable balance of $532,055 at September 30, 2007. We also note that you had net software revenues of $305,425 for the year ended December 31, 2006. Therefore, it appears that your sales collections have been minimal. Tell us in detail why. Tell us whether there is an oral or written agreement whereby the retailer can wait to pay you until the merchandise is sold to the end user and/or the end user rights of return to the retailer expires.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

Your analysis above does not account for the reserve for returns that was reported for the period under review. Sales were reported net of that reserve. Therefore using the figures as reported in our filings, revenues before the reserve for the nine months ended September 30, 2007 were $411,620 which indicates sales collections of approximately $129,650. Furthermore, if revenue is restated as we have proposed, accounts receivable would be $250,085 at December 31, 2006, revenues for the nine months ended September 30, 2007 would total $243,308 and accounts receivable would total $363,743at September 30, 2007.

As stated above this distributor pays us for all products shipped to Non-POS accounts, less a reasonable reserve for returns within thirty (30) days after the end of each calendar month. Additionally POS payments are made on actual sales as reported to the distributor by its POS accounts, less POS account returns, within thirty (30) days after the end of each calendar month. The Company originally believed that its sales to this distributor were to Non-POS accounts with limited return rights and therefore followed FAS 48 and SAB 101, as amended, in recognizing revenue.

Considering the nature of our comment, tell us in more detail why you believe that your current revenue recognition accounting policy is appropriate. In your response address your consideration of SFAS 48 and SAB 101, as amended by SAB 104.

As we stated in our letter dated February 25, 2008, Management undertook an exhaustive review of our contract with that distributor and all four (4) transactions during the period under review.

With the contract’s execution and the initial sales order from this distributor, Management considered paragraphs 6-8 of FAS 48 in determining revenue recognition from sales with return privileges and determined that those sales met the criteria outlined in paragraph 6 of the pronouncement. Our estimate of future returns, as discussed in paragraph 8 of FAS 48, was based on our history to date, at that time, as well as the contractual terms of the reserve held by the distributor for such returns. Additionally, we considered the SAB 101, as amended by SAB 104 in that revenue generally is realized or realizable and earned when all of the following criteria are met:
• Persuasive evidence of an arrangement exists,
• Delivery has occurred or services have been rendered,
• The seller's price to the buyer is fixed or determinable, and
• Collectibility is reasonably assured.

Since the Company had a contract with and a purchase order from the distributor, the products were shipped, the price was fixed by the contract and collectibility was assured as the Company believed these to be Non-POS sales, we believed we met the criteria of SAB 101.

At the time, the Company believed that it acted prudently and conservatively in interpreting and administering the provisions of FAS 48 and SAB 101, as amended, as it related to sales to this distributor under our contract. Our auditors agreed with our assessment and the Company set up a reserve for returns and recorded the net revenue from said sales.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

Our normal return policy grants the vendor the right to return, for full unit credit, any product that (i) is damaged or otherwise defective at the time of receipt or (ii) is returned to the vendor by an end user because such product is incomplete or otherwise defective for any reason. However, as a result of our exhaustive review of this particular distributor’s contract, we have determined that this contract contained return rights over and above our normal policy and for an unlimited period of time. Management was unaware of this clause when it initially determined that these sales met the FAS 48 and SAB 101 criteria and now believes that these sales do not meet the criteria set forth in the pronouncement and therefore revenue from these sales should not be recognized until the right of return expires concurrent with the sale to a third party, similar to a consignment basis.

Management is prepared, upon the closure of this issue, to file amended Form 10-QSB for the periods ending March 31, 2007, June 30, 2007 and September 30, 2007 to reflect this new determination regarding revenue from this contract. Since the Company reflected a return of product attributable to these sales in its June 30, 2007 filings, there is a minor impact on the overall financial results through September 30, 2007 however each quarter’s results would change. The following tables reflect our best estimate of the effect of restating the Income Statement filed with Form 10-QSB for the periods ending March 31, 2007, June 30, 2007 and September 30, 2007. These restated results are unaudited and may be amended subject to review and audit by our independent auditors.

The following table reflects our best estimate of the effect of restating the Income Statement filed with Form 10-QSB for the three months ending March 31, 2007:

	For the Three Months Ended
		March 31,
	2007	2007
	(Unaudited)	(Unaudited)
	Restated	As Reported	Change

Total Revenues	$54,704	$232,949	$(178,245)
Total Cost of Sales	19,404	48,800	(29,396)
Gross Profit	35,300	184,149	(148,849)
Total operating expenses	973,265	973,265	-
Loss from operations	(937,965)	(789,116)	(148,849)
Total other expenses (income)	380,281	380,281	-
Net loss	$(1,318,246)	$(1,169,397)	$(148,849)
Per share data
Loss per share - basic and diluted	$(0.03)	$(0.03)	$(0.00)
Weighted average number of
shares outstanding basic & diluted	38,243,367	38,243,367	38,243,367

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

The following table reflects our best estimate of the effect of restating the Income Statement filed with Form 10-QSB for the six and three months ending June 30, 2007:

	For the Six Months Ended			For the Three Months Ended
		June 30,			June 30,
	2007	2007		2007	2007
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	Restated	As Reported	Change	Restated	As Reported	Change

Total Revenues	$95,056	$127,762	$(32,706)	$40,352	$(105,187)	$145,539
Total Cost of Sales	36,657	66,053	(29,396)	17,253	17,253	-
Gross Profit (Loss)	58,398	61,709	(3,311)	23,099	(122,440)	145,539
Total operating expenses	1,997,725	1,997,725	-	1,024,460	1,024,460	-
Loss from operations	(1,939,327)	(1,936,016)	(3,311)	(1,001,361)	(1,146,900)	145,539
Total other expenses (income)	653,742	653,742	-	273,461	273,461	-
Net loss	$(2,593,069)	$(2,589,758)	$(3,311)	$(1,274,822)	$(1,420,361)	$145,539

Per share data
Loss per share - basic and diluted	$(0.07)	$(0.07)	$(0.00)	$(0.03)	$(0.04)	$0.00

Weighted average number of
shares outstanding basic and diluted	38,324,701	38,324,701	38,324,701	38,405,198	38,405,198	38,405,198

The following table reflects our best estimate of the effect of restating the Income Statement filed with Form 10-QSB for the nine and three months ending September 30, 2007:
	For the Nine Months Ended			For the Three Months Ended
	September 30,			September 30,
	2007	2007		2007	2007
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	Restated	As Reported	Change	Restated	As Reported	Change

Total Revenues	$243,308	$276,014	$(32,706)	$148,252	$148,252	$-
Total Cost of Sales	72,715	102,111	(29,396)	36,058	36,058	-
Gross Profit	170,592	173,903	(3,311)	112,194	112,194	-
Total operating expenses	2,907,388	2,907,388	-	909,663	909,663	-
Loss from operations	(2,736,796)	(2,733,485)	(3,311)	(797,469)	(797,469)	-
Total other expenses (income)	962,175	962,175	-	308,433	308,433	-
Net loss	$(3,698,971)	$(3,695,660)	$(3,311)	$(1,105,902)	$(1,105,902)	$-

Per share data
Loss per share - basic and diluted	$(0.10)	$(0.10)	$(0.00)	$(0.03)	$(0.03)	$-

Weighted average number of
shares outstanding basic and diluted	38,871,630	38,871,630	38,871,630	39,096,675	39,096,675	39,096,675

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

We believe that the overall effect of this change would have an immaterial impact on the overall financial statements for the year ended December 31, 2006, as reported on Form 10-KSB and therefore we propose not to amend Form 10-KSB. The following table reflects our best estimate of the effect of restating the Income Statement filed with Form 10-KSB for the year ended December 31, 2006:

		For the Year Ended
		December 31,
	2006	2006
	Restated	As Reported	Change

Total Revenues	$217,571	$319,309	$(101,738)
Total Cost of Sales	100,412	126,299	(25,887)
Gross Profit	117,159	193,010	(75,851)
Total operating expenses	3,424,301	3,424,301	-
Loss from operations	(3,307,142)	(3,231,291)	(75,851)
Total other expenses (income)	720,452	720,452	-
Net loss	$(4,027,594)	$(3,951,743)	$(75,851)
Per share data
Loss per share - basic and diluted	$(0.11)	$(0.11)	$(0.00)
Weighted average number of
shares outstanding basic & diluted	37,634,229	37,634,229	37,634,229

As stated above, the overall effect to the bottom line is approximately $76,000, which is 1.92% of the net loss previously reported, 3.1% of total assets previously reported and no change in loss per share previously reported. While individual components would show greater variances from the figures previously reported, we believe that this change would have not altered or misled the thought process of the average investor or shareholder in the Company.

Although not part of the above analysis, restatement of Form 10-KSB for the year ended December 31, 2006 would cause undue harm and expense to the Company in that the Company changed audit firms during the 2nd quarter of 2006 to reduce costs and therefore would need to engage the prior auditors to restate 2006 at substantial additional time and cost to the Company and its shareholders. The cost of this is estimated to be between $10,000 and $15,000 which is almost 20% of the total effect on our 2006 results.

Additionally, as a result of this review, Management is implementing additional control procedures and a thorough document review before booking revenue from distributor contracts in future periods. The Company will continue to recognize revenues in accordance with the SEC, Staff Accounting Bulletin 104, “Revenue Recognition” (“SAB 104”). Under SAB 104 revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collectability is reasonably assured. Software products and services revenue is derived via three distinct methods: direct non- consignment sales, consignment sales and online Internet sales: (i) revenue in the form of direct non- consignment sales of merchandise are recognized when title passes to the customer, typically upon shipment, less an estimated reserve if return privileges exist; (ii) revenue from consignment sales of software is recognized when proof of sale to the end user is received; (iii) revenue from online Internet sales is recognized upon the settlement of credit card charges, typically within three days of the sale. In the future, the Company will conduct a through review of any sale where return privileges exist to determine if all criteria stipulated under SAB 104 are met before recognizing any revenue from those sales. If all criteria are not met then the sale will be recorded as a consignment sale and no revenue will be recognized until proof of sale to the end user is received.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

(q) Intangible assets and Amortization, page F-10

2.
Please refer to prior comment 10. Tell us the reason why you acquired E-Top-Pics. Tell us how you determined the amount of the purchase price allocated to goodwill and customer relationship. Tell us in more detail of the nature of the customer relationship and how you concluded that a 10 year amortization period was appropriate.

SearchHelp acquired E-Top-Pics, Inc., ("ETP") on June 8, 2005 to gain access to distribution channels and management expertise in sales, production and packaging, inventory management, marketing and retail channel management. As a result, ETP functions as SearchHelp’s sales and marketing department.

Over the years, ETP was able to develop significant distribution channels to major discount retailers such as Wal-Mart, Target, Sam’s Club and Meijer’s; national and regional drug store chains such as CVS, Walgreen’s, Eckerd, Rite Aid and Duane Read; and food and convenience stores like 7-Eleven, Circle K, Wawa and gas station retail outlets through a vast network of product brokers. ETP assisted in the development of branded products for major film manufacturers and successfully distributed and sold products such as film, disposable cameras, NASCAR branded merchandise and battery chargers to customers in these channels. ETP had extensive knowledge and expertise in product production and packaging, inventory management and shipping and distribution. SearchHelp’s management did not possess any of these skills and the Company believed it could successfully leverage ETP’s distribution channel to sell software products to that same customer base in order to reach our target customer; mothers of children age 7 to 17. Management believed that our target customer regularly shopped at the stores that ETP had developed relationships with. After extensive due diligence, the Board of Directors approved the purchase on ETP and the sale was consummated.

At the time of acquisition, the Company hired a third party valuation firm, Empire Valuation Consultants, LLC (“Empire”), to perform a FAS 141 analysis to assist Management in allocating the purchase price paid for ETP as prescribed by FAS 141. Empire’s report concluded that a portion of the purchase price paid for ETP be allocated to an intangible asset for the customer relationships and distribution channels that ETP had developed and that it should be amortized over a ten year life. Empire’s conclusions were based on their estimate of the ability of ETP’s customer base to contribute to the future cash flows of the Company based on observable customer behavior and the longstanding relationships established by ETP. In determining the value of the customer base, Empire considered the fact that while ETP’s channels were well developed, we would be distributing a new product (software), in a new category (internet protection) at an untested price point. This in essence reduced the value placed on the customer relationship and the balance of the purchase price was allocated to good will. Management accepted Empire’s conclusions and recorded the relevant assets and amortization. Our auditors reviewed and concurred with SearchHelp’s conclusion.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

Generally, GAAP prescribes that intangible assets with finite useful lives are amortized over the estimated useful life of the assets. Customer relationships are stated at acquisition cost and amortized on a straight-line basis over their estimated useful life, typically between five and 40 years. The estimated useful life of customer relationships purchased is calculated on the basis of the period of the contractual relationship underlying the customer relationship, or on the basis of observable customer behavior.

FAS 142, paragraph 11 states that the accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. Additionally, paragraph 12 states that a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. An intangible asset shall not be written down or off in the period of acquisition unless it becomes impaired during that period.

Furthermore, FAS 142, Footnote 9 states that the useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity, not the period of time that it would take that entity to internally develop an intangible asset that would provide similar benefits. And FAS 141, paragraph 36 states that among other sources of relevant information, independent appraisals and actuarial or other valuations may be used as an aid in determining the estimated fair values of assets acquired and liabilities assumed. The tax basis of an asset or liability shall not be a factor in determining its estimated fair value (Opinion 16, paragraph 87).

Based on the above referenced pronouncements, the Company believes that it acted prudently in interpreting and administering the provisions of FAS 141 as it relates to the acquisition of ETP and that both the value assigned to customer relationships and the best estimate of a 10 year amortization period are proper.

We hope the answers above clarify any questions you had regarding our filings and we look forward to the closure of these issues in a timely manner since we are approaching the deadline for filing our Form 10-KSB for the year ended December 31, 2007. We sincerely appreciate your time and assistance in these matters. If you have any additional questions or comments please feel free to contact me.

Sincerely,

/s/ William Bozsnyak

William Bozsnyak
Chief Executive Officer